Exhibit 99.7

SRK Consulting (Canada) Inc. Suite 2200 - 1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

Project Number: 2US043.005

Vancouver, B.C.

To:

Ontario Securities Commission

Alberta Securities Commission

Autorite des Marches Financiers

British Columbia Securities Commission

United States Securities and Exchange Commission

CONSENT OF QUALIFIED PERSON

I, Cliff Revering, P. Eng., do hereby consent to the public filing by Sierra Metals Inc. (the “Company”) of the technical report titled “Preliminary Economic Assessment, Bolivar Mine, Mexico” dated October 19, 2020, with an effective date of December 31, 2019 (the “Technical Report”).

Dated this 4th day of November 2020.

“Cliff Revering”

Cliff Revering, P. Eng.

SRK Principal Consultant (Resource Geology)